

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

`   January 28, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Pierre Turgeon
Chief Executive Officer
Kurrant Mobile Catering, Inc.
1996 Boulevard Saint-Joseph East
Montreal, Quebec, Canada H2HIE3

      Re: **Kurrant Mobile Catering, Inc.**
              Form 10-K for the year ended November 30, 2009
              Filed February 1, 2010
              File No. 0-53011

Dear Mr. Turgeon:

We have completed our review of your Form 10-K noted above and do not, at this time, have any
further comments.

                           Sincerely,

                           Linda Cvrkel
                           Branch Chief